FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

BLACK MOUNTAIN CAPITAL CORPORATION
Suite 613, 375 Water Street
Vancouver, B.C., V6B 5C6

2.	Date of Material Change:

The material change described in this report occurred on October 19, 2006.

3.	News Release:

On October 20, 2006, Black Mountain Capital Corporation (the "Company") issued a news release through the facilities of Market News and Stockwatch.  A copy of the news release announcing the material change is set out at Schedule "A" to this report.

4.	Summary of Material Change:

The Company completed a non-brokered private placement for 2,600,000 units on October 19, 2006. Each unit consists of one common share of the Company and one share purchase warrant.  Each warrant entitles the holder to purchase one common share of the Company at a price of US$0.165 for a term of one year from the date of issue of such warrant. The Company has raised in aggregate US$312,000 from the sale of the units priced at US$0.12 per unit. All securities issued with respect to the Private Placement will be subject to a hold period that expires four months and a day from the closing date in accordance with the rules and policies of the TSX Venture Exchange and applicable Canadian securities laws and such other further restrictions as may apply under foreign securities laws.

5.	Full Description of Material Change:

See attached news release at Schedule "A" to this report.

6.	Reliance on Confidential Filing Provisions:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officers of the Company are knowledgeable about the material change and this report and may be contacted respecting the material change:

Navchand Jagpal
President, Black Mountain Capital Corporation
Telephone: (604) 443-5059

9.	Date of Report:

October 20, 2006.

SCHEDULE "A"

NEWS RELEASE

FOR IMMEDIATE RELEASE

FOR:       Black Mountain Capital Corporation
(TSX Venture Exchange Symbol: BMM.U)
(OTCBB Symbol: BMMUF)

BLACK MOUNTAIN COMPLETES PRIVATE PLACEMENT

VANCOUVER, Canada /October 20, 2006/ -- Black Mountain Capital Corporation (the “Company”) is pleased to announce that it has completed its previously announced non-brokered private placement (the “Private Placement”) for 2,600,000 units (each, a “Unit”) for a price of US$0.12 per Unit, which closed on October 19, 2006. Each Unit consists of one common share of the Company and one share purchase warrant (a “Warrant”).  Each Warrant entitles the holder to purchase one common share of the Company at a price of US$0.165 for a term of one year from the date of issue of such Warrant. The Company has raised in aggregate US$312,000 from the sale of the Units. All securities issued with respect to the Private Placement are subject to a hold period that expires four months and a day from the closing date in accordance with the rules and policies of the TSX Venture Exchange and applicable Canadian securities laws and such other further restrictions as may apply under foreign securities laws.

The Company will be using the proceeds of the Private Placement for working capital.

Contact:         Navchand Jagpal
Tel: (604) 443-5059

THE TSX VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE PROPOSED TRANSACTION AND HAS NEITHER APPROVED NOR DISAPPROVED THE CONTENTS OF THIS NEWS RELEASE.